U.S  COMMISSION
)549

02004790


RECEIVED
FEB 28 2002
354
SEC MAIL PROCESSING SECTION
WASH, D.C.

| ANNUAL AUDITED REPORT<br>FORM X-17A-5<br>PART III |
|---|

Information Requ... ...and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

| SEC FILE NO. |
|---|
| 8-51786 |

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EBONDTRADE LLC

| Official Use Only |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2033 NORTH MAIN STREET #660
(No. and Street)

| WALNUT CREEK | CA | 94596 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANN MACKALL — (Area Code -- Telephone No.) 925-279-2014

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

PricewaterhouseCoopers LLP

| | 333 Market Street | San Francisco | CA | 94105 |
|---|---|---|---|---|
| (ADDRESS) | Number and Street | City | State | Zip Code |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, ANN MACKALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EBONDTRADE LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



ANN MACKALL
CHIEF FINANCIAL OFFICER



Notary Public


PETER QUOC NGUYEN
COMM. #1236861
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Oct 8, 2003
ESI1
ESI1

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Operations
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

# eBondTrade LLC
## Statement of Financial Condition
## December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,119,634 |
| Receivables from broker dealers | 1,266,986 |
| Capitalized software development costs, net | 467,156 |
| Other assets | 178,548 |
| Total assets | $ 3,032,324 |
| **Liabilities and Member's Equity** | |
| Liabilities: | |
| Payable to broker dealers | $ 1,190,391 |
| Other accrued expenses and liabilities | 220,345 |
| Total liabilities | 1,410,736 |
| Member's equity: | |
| Capital contributions | 7,719,468 |
| Accumulated net loss | (6,097,880) |
| Total member's equity | 1,621,588 |
| Total liabilities and member's equity | $ 3,032,324 |

The accompanying notes are an integral part of these financial statements.

# eBondTrade LLC
## Statement of Operations
## For the year ended December 31, 2001

| | |
|---|---|
| **Revenues** | |
| Net gain on principal transactions | $ 4,230,404 |
| Interest | 3,213,843 |
| Investment advisory fees | 576,926 |
| Underwriting income | 203,848 |
| Total revenues | 8,225,021 |
| Interest expense | 2,508,650 |
| Revenues, net of interest expense | 5,716,371 |
| **Expenses** | |
| Compensation and benefits | 6,488,053 |
| Communications and systems | 772,156 |
| Amortization | 346,009 |
| Travel and entertainment | 273,951 |
| Clearing charges | 258,881 |
| Other | 1,381,469 |
| Total expenses | 9,520,519 |
| Net loss | $ (3,804,148) |

The accompanying notes are an integral part of these financial statements.